(As filed July 1, 1998)
                                ----------------------
                                                             File No. 70-9313
                                                             File No. 70-9311

                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549
               --------------------------------------------------------
                                   Amendment No. 1
                                          to
                                      FORM U-1
                           JOINT APPLICATION OR DECLARATION
                                      UNDER THE
                      PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
              ---------------------------------------------------------

     Pacific Enterprises                     Enova Corporation
     555 West Fifth Street, Suite 2900       101 Ash Street
     Los Angeles, California 90013-1001      San Diego, California 92101

     Sempra Energy                           Frontier Pacific, Inc.
     101 Ash Street                          555 West Fifth Street, Suite 2900
     San Diego, California 92101             Los Angeles, California 90013-1001

                    (Names of companies filing this statement and
                      addresses of principal executive offices)
                -----------------------------------------------------

                                         None

                   (Name of top registered holding company parent)
                ------------------------------------------------------

     Richard D. Farman                       Stephen L. Baum
     President and Chief Executive Officer   President and Chief Executive
     Pacific Enterprises                       Officer
     555 West Fifth Street, Suite 2900       Enova Corporation
     Los Angeles, California 90013-1001      101 Ash Street
                                             San Diego, California 92101


                     (Names and addresses of agents for service)

        The Commission is requested to send copies of all notices, orders and communications in connection with this Application or Declaration to:

     Donald C. Liddell, Esq.                      Richard M. Farmer, Esq.
     David L. Huard, Esq.                         Andrew F. MacDonald, Esq.
     Pacific Enterprises                          William C. Weeden
     633 West Fifth Street, Suite 5200            Thelen Reid & Priest LLP
     Los Angeles, California 90071                40 West 57th Street
                                                  New York, New York 10019

          The Application or Declaration heretofore filed in these proceedings is hereby amended in order to add Sempra Energy ("Sempra"), a California corporation, and Frontier Pacific, Inc. ("Frontier Pacific"), which is currently a Delaware corporation, as applicants, and to request the Commission to issue an order pursuant to Section 3(a)(1) exempting Sempra, Pacific, Enova and Frontier Pacific, and each of their respective subsidiary companies as such, from all provisions of the Act except
     Section 9(a)(2).

          1.   The Addition of Sempra as an Applicant.  By order dated June 26,
               --------------------------------------
     1998 (Holding Company Act Release No. 26890), the Commission authorized Sempra pursuant to Sections 9(a)(2) and 10 of the Act to acquire all of the issued and outstanding common stock of Pacific and Enova, and granted Sempra and its subsidiary companies as such an exemption pursuant to
     Section 3(a)(1) of the Act from all provisions of the Act except Section 9(a)(2). As a "holding company," the indirect acquisition of the voting securities of Frontier by Sempra is subject to Sections 9(a)(2) and 10 of the Act. Accordingly, Sempra is added as an applicant in these proceedings. In addition, Sempra, Pacific and Enova each requests a further order of the Commission confirming that it and each of its subsidiary companies as such will continue to be exempt under Section 3(a)(1) of the Act following their indirect acquisition of the voting securities of Frontier. In this regard, as previously stated (see Application or Declaration, fn. 11), the applicants will derive no material part of their income from Frontier.

          2.   The Addition of Frontier Pacific as an Applicant.  Frontier
               ------------------------------------------------
     Pacific, which is currently an indirect subsidiary of Pacific and Enova,1/ also requests to be made an applicant in these proceedings. At such time


     -------------------
     1/   Frontier Pacific is wholly-owned by Sempra Energy Solutions, LLC, a
     California limited liability company whose membership interests are currently held by Pacific and Enova. Prior to the date of the Commission's order in these proceedings, Sempra Energy Solutions, LLC will transfer the common stock of Frontier Pacific to Sempra.

     as Frontier becomes a "gas utility company," as defined in Section 2(a)(4) of the Act, Frontier Pacific will become a "holding company," as defined in
     Section 2(a)(7) of the Act. Accordingly, Frontier Pacific joins in requesting an exemption under Section 3(a)(1) from all provisions of the Act, except Section 9(a)(2). In support of such request, Frontier Pacific represents that, on or before the date of the Commission's order in these proceedings, it will either merge into or transfer its interest in Frontier to a new corporation organized in North Carolina, the state in which Frontier is organized and in which Frontier will conduct all of its public utility operations. Frontier will be Frontier Pacific's only public-utility subsidiary.




                                      SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this statement filed herein to be signed on their behalf by the undersigned thereunto duly authorized.


                                        PACIFIC ENTERPRISES

                                        By: /s/ Warren I. Mitchell
                                            --------------------------
                                        Name:  Warren I. Mitchell
                                        Title: Executive Vice President


                         (Signatures continued on next page)

                                        ENOVA CORPORATION

                                        By: /s/ Donald E. Felsinger
                                            ------------------------
                                        Name:  Donald E. Felsinger
                                        Title: President and Chief
                                               Operating Officer


                                        SEMPRA ENERGY

                                        By: /s/ Warren I. Mitchell
                                            ------------------------
                                        Name:  Warren I. Mitchell
                                        Title: Group President -
                                               Regulated Business Units


                                        FRONTIER PACIFIC, INC.

                                        By: /s/ Eric B. Nelson
                                            ------------------------
                                        Name:  Eric B. Nelson
                                        Title: President


     Date: July 1, 1998